Exhibit 21.1

Subsidiaries

Subsidiary	Place of Organization	Ownership
Aspire North America LLC	California	Wholly-owned by Registrant
Ispire International Limited	British Virgin Islands	Wholly-owned by Registrant
Aspire Science and Technology Limited	Hong Kong	Wholly-owned by Ispire International Limited